Act
4/6/2004

04017733

SO 3/22/04

SECURI ... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 401(k) Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

98 San Jacinto Blvd, Suite 1100
(No. and Street)

Austin	Texas	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

111 Congress Avenue, Suite 1100	Austin	Texas	78701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MELISSA A. JANDA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 401(k) Investment Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

SUSAN P. REICHERT NOTARY PUBLIC STATE OF TEXAS EXPIRES 03-11-2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

401(K) INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of the 401(k) Companies, Inc.)

Table of Contents

KPMG LLP
Suite 1100
111 Congress Avenue
Austin, TX 78701

Telephone 512 320 5200
Fax 512 320 5100

Independent Auditors' Report

The Board of Directors
401(k) Investment Services, Inc.:

We have audited the accompanying statements of financial condition of 401(k) Investment Services, Inc. (a wholly owned subsidiary of the 401(k) Companies, Inc.) as of December 31, 2003 and 2002, and the related statements of operations, shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 401(k) Investment Services, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 23, 2004

401(k) INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of the 401(k) Companies, Inc.)

Statements of Financial Condition

December 31, 2003 and 2002

Assets		**2003**	**2002**
Cash and cash equivalents	$	355,810	335,107
Restricted cash		65,000	65,000
Commissions receivable		29,857	40,102
Distribution fees receivable		572,707	321,223
Deferred income tax asset		—	30,126
Prepaid expenses and other assets		81,316	73,376
Total assets	$	1,104,690	864,934
Liabilities and Shareholder's Equity			
Liabilities:			
Payable to Parent for income taxes	$	112,179	—
Payable to affiliate for management fees		154,876	165,043
Accounts payable and accrued expenses		67,864	137,148
Total liabilities		334,919	302,191
Commitments and contingencies			
Shareholder's equity:			
Common stock $.0054 par value; 1,000,000 shares authorized, issued and outstanding		5,400	5,400
Additional paid-in-capital		2,400	2,400
Retained earnings		761,971	554,943
Total shareholder's equity		769,771	562,743
Total liabilities and shareholder's equity	$	1,104,690	864,934

See accompanying notes to financial statements.

401(k) INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of the 401(k) Companies, Inc.)

Statements of Operations

For the Years Ended December 31, 2003 and 2002

		2003	2002
Revenues:			
Commissions	$	2,589,021	5,131,795
Distribution fees		3,397,989	2,555,562
Interest		4,536	13,654
Total revenues		5,991,546	7,701,011
Expenses:			
Salaries and benefits		1,339,450	1,384,116
Management fees		2,884,411	5,190,112
Clearance fees		288,916	339,500
Regulatory fees		76,913	85,334
General and administrative		1,082,649	802,545
Total expenses		5,672,339	7,801,607
Income (loss) before taxes		319,207	(100,596)
Income tax expense (benefit):			
Current		112,179	—
Deferred		—	(30,126)
Total income tax expense (benefit)		112,179	(30,126)
Net Income (loss)	$	207,028	(70,470)

See accompanying notes to financial statements.

401(k) INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of the 401(k) Companies, Inc.)

Statements of Shareholder's Equity

For the Years Ended December 31, 2003 and 2002

	Common stock			Additional paid-in capital	Retained earnings	Total
	Shares		Amount			
Balances, December 31, 2001	1,000,000	$	5,400	2,400	625,413	633,213
Net loss	—		—	—	(70,470)	(70,470)
Balances, December 31, 2002	1,000,000	$	5,400	2,400	554,943	562,743
Net Income	—		—	—	207,028	207,028
Balances, December 31, 2003	1,000,000	$	5,400	2,400	761,971	769,771

See accompanying notes to financial statements.

401(k) INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of the 401(k) Companies, Inc.)

Statements of Cash Flows

For the Years ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net income (loss)	$	207,028	(70,470)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Deferred income tax benefit		—	(30,126)
Change in:			
Restricted cash		—	(20,000)
Commissions receivable		10,245	35,553
Distribution fees receivable		(251,484)	78,610
Deferred tax assets		30,126	—
Prepaid expenses and other assets		(7,940)	(16,022)
Payable to parent for income taxes		112,179	—
Payable to affiliate for management fees		(10,167)	(1,736,940)
Accounts payable and accrued expenses		(69,284)	56,083
Net cash provided by (used in) operating activities		20,703	(1,703,312)
Cash and cash equivalents at beginning of year		335,107	2,038,419
Cash and cash equivalents at end of year	$	355,810	335,107

See accompanying notes to financial statements.

(1) Organization and Nature of Business

401(k) Investment Services, Inc. (the "Company") is a broker-dealer and a member of the National Association of Securities Dealers ("NASD"). As a member of the NASD, the Company's activities are regulated by, and the Company is subject to certain filing requirements of, the Securities Exchange Act of 1934. The Company, a wholly owned subsidiary of the 401(k) Companies, Inc. (the "Parent"), was incorporated for the purpose of serving as an introducing broker-dealer for the customers of the 401(k) Company (the "Affiliate"), a wholly owned subsidiary of the Parent. The customers of the Affiliate are located primarily in Texas and its bordering states.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less.

(b) Securities Transactions

Securities transactions and the related commission revenue and expense are recorded on a trade date basis.

The Company does not carry or clear customer accounts, but operates pursuant to SEC Rule 15c3-3(k)(2)(ii), clearing transactions on a fully disclosed basis through a clearing broker. The Company also operates pursuant to SEC Rule 15c3-3(k)(2)(i) effectuating customer mutual fund transactions through a clearing organization. These clearing firms have agreed to maintain such records of the transaction effected and cleared in the customers' accounts as are customarily made and kept by a clearing firm pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission, and to perform all services customarily incident thereto.

(c) Distribution Fees

The Company receives distribution fees from fund houses for providing shareholder services. Revenue is accrued monthly as services are performed and generally paid by the fund houses on a monthly or quarterly basis. At each reporting period, the Company estimates the amounts due from fund houses and records such amounts as distribution fees receivable.

(d) Federal Income Taxes

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expense or benefit is based on the change in the net deferred asset or liability from period to period. A valuation allowance is established to the extent that it is more likely than not that the deferred tax asset will not be realized.

(Continued)

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Restricted Cash

Cash of $25,000 has been deposited in an escrow account in accordance with an outstanding clearing agreement. The account earns interest at the 90-day Treasury bill rate.

Cash of $40,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

(4) Related Party Transactions

The Company and its Affiliate share certain office facilities and administrative services. The two parties have an agreement whereby the Company pays the Affiliate a monthly management fee in exchange for use of these facilities and services. In 2002, the management fee was calculated as the amount in which revenue less salaries, benefits, regulatory and other fees exceed minimum net capital requirements plus certain amounts of excess net capital. During 2003, the Company and its Affiliate modified the terms of the cost sharing agreement (the "Modified Agreement") pursuant to the guidance provided by NASD Notice To Members 03-063. Under the terms of the Modified Agreement, shared costs are allocated to the Company monthly on a reasonable basis, which is principally based upon the percentage of time spent by the Affiliate's employees providing services to the Company.

During the years ended December 31, 2003 and 2002, the Company incurred $2,884,411 and $5,190,112, respectively, in management fees charged by the Affiliate. Amounts payable to the Affiliate as a result of these agreements totaled $154,876 at December 31, 2003 and $165,043 at December 31, 2002.

(5) Subordinated Liabilities

The Company had no liabilities subordinated to claims of general creditors during the years ended December 31, 2003 and 2002 and accordingly, no statement of changes in liabilities subordinated to claims of general creditors is presented.

(6) Income Taxes

The Company and its Parent have historically filed a consolidated federal income tax return. During April 2000, Nationwide Financial Services, Inc. ("Nationwide") increased its equity position in the Parent from 60% to 90%, which was subsequently increased to 100% in 2002. Nationwide is 80% owned by Nationwide Mutual. Subsequent to this increase in ownership, the Parent and the Company file a consolidated federal income tax return with Nationwide Mutual. Federal income taxes are calculated on a separate company basis, and any amount of current tax attributable to the Company is remitted to Nationwide Mutual.

(Continued)

As of December 31, 2002, the Company recorded an approximate $30,000 deferred tax asset related to net operating loss carryforwards generated during 2002. In accordance with the tax sharing agreement discussed above, during 2003, the Parent paid the Company for this deferred tax asset resulting in its elimination as of December 31, 2003. Additionally, based upon the taxable income generated in 2003, the Company recorded a current tax expense of approximately $112,000, along with an associated payable to the Parent.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $25,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2003, the Company had net capital of $227,927 and the Company's ratio of aggregate indebtedness to net capital was 0.98 to 1.

(8) Commitments

During fiscal year 1997, the Company entered into a contractual agreement with a clearing broker-dealer for the purpose of clearing trades for a portion of the client transactions. The contract contains a termination clause that requires the Company to pay a deconversion fee of no more than $10,000 upon termination.

(9) Off-Statement of Financial Condition Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-statement of financial condition risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

(10) Employee Benefit Plans

The Company is a participant in the defined contribution plan (the "Plan") of the Parent pursuant to Section 401(k) of the Internal Revenue Code. All eligible employees who have completed 30 days of service and are age 18 or older are eligible to participate in the Plan. Participants may contribute up to 100% of their salary up to the federal maximum of $12,000 for 2003. The Company may make discretionary contributions during each year in such amounts as it deems appropriate. After completion of their first year of service, employees begin vesting at a rate of 33% per year until becoming fully vested once four years of service is obtained. Distributions under the Plan are not permitted before age 59 ½ except for death, disability, and termination of employment or financial hardship as defined under the Plan. Matching contributions of approximately $25,000 and $32,000 were charged to operations during the years ended December 31, 2003 and 2002, respectively.

Schedule 1

401(k) INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of the 401(k) Companies, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2003

Net capital:		
Total shareholder's equity	$	769,771
Adjustments to shareholder's equity for non-allowable assets and related liabilities:		
Distribution fees receivable		(572,707)
Prepaid expenses and other assets		(81,316)
Payable to parent for income taxes		112,179
Total net capital	$	227,927
Aggregate indebtedness:		
Payable to affiliate for management fees	$	154,876
Accounts payable and accrued expenses		67,864
Total aggregate indebtedness	$	222,740
Minimum net capital required of broker-dealer (greater of 6 2/3% of aggregate indebtedness or $25,000)	$	25,000
Excess net capital	$	202,927
Ratio of aggregated indebtedness to net capital		0.98:1

Note: The above computation does not differ materially from the computation of net capital prepared by the Company as of December 31, 2003 and filed with the National Association of Securities Dealers, Inc.

See accompanying independent auditors' report.

Schedule 2

401(k) INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of the 401(k) Companies, Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

Computation for Determination of Reserve Requirement

The Company is exempt from the reserve requirements and the related computations for the determination thereof under Rule 15c3-3 under the Securities and Exchange Act of 1934 under the provisions of Rule 15c3-3(k)(2)(i) as the Company carries no margin accounts and promptly transmits all customer funds received in connection with its activities as a broker and does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions with customers through unaffiliated clearing organizations. The Company also operates under the exemptive provision of Rule 15c3-3(k)(2)(ii) as an introducing broker clearing transactions with and for customers on a fully disclosed basis with a clearing organization.

During the year ended December 31, 2003, the Company has maintained compliance with the conditions for exemption specified in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3. During the year-ended December 31, 2002, the Company maintained compliance with the conditions for exemption specified in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 except as stated below:

During January 2002, the Company was not in compliance with the exemption afforded under SEC Rule 15c3-3(k)(2)(i) as one of its bank accounts styled "Special Account for the Exclusive Benefit of Customers of 401(k) Investment Services, Inc." did not have a separate banking agreement on bank letterhead specifically designating this account as a special account under Rule 15c3-3(k)(2)(i). However, the Company took the appropriate corrective action and was in compliance with the exemption afforded under SEC Rule 15c3-3(k)(2)(i) as of December 31, 2002.

Information Relating to Possession or Control Requirements

The Company did not hold funds or securities for, or owe money or securities to, customers as of December 31, 2003 and 2002; all customer funds and securities are transmitted to a clearing organization or are held in a bank account designated "Special Account for the Exclusive Benefit of Customers of 401(k) Investment Services, Inc." Therefore, possession or control requirements under Rule 15c3-3 do not apply.

See accompanying independent auditors' report.

KPMG LLP
Suite 1100
111 Congress Avenue
Austin, TX 78701

Telephone 512 320 5200
Fax 512 320 5100

Independent Auditors' Report on Internal Control Required By SEC Rule 17a-5

To the Board of Directors
401(k) Investment Services, Inc.:

In planning and performing our audits of the financial statements and schedules of 401(k) Investment Services, Inc. (the "Company") (a wholly owned subsidiary of the 401(k) Companies, Inc.) as of and for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2004